Exhibit 99.33
FOR IMMEDIATE RELEASE — May 28, 2008 — CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSXV Symbol — PEF)
PETROFLOW ENERGY LTD. ANNOUNCES CLOSING OF $US 29 MILLION ASSET SALE
Petroflow Energy Ltd. (“Petroflow” or the “Company”) is pleased to announce that it has closed the previously announced sale of its San Juan Basin coal bed methane property (“Juniper”). The sale, which closed on May 22, 2008, had an effective date of April 1, 2008. The Company realized gross cash proceeds of $US 29 million.
The net effect of this asset sale is as follows:
•	An effective increase in available bank borrowing capacity by $US 17 million, as the Company’s borrowing base is only reduced by $US 12 million as a result of the sale. In conjunction with Petroflow’s previously announced credit facility (see April 14, 2008 news release), the Juniper sale has added approximately $US 51 million to the Company’s available funds since the end of 2007.

•	A reduction of less than 12% of its proved reserves and less that 10% of its proved plus probable reserves, based on the March 31, 2007 reserve report compiled by Haas Petroleum Engineering Services, Inc.

•	An increase in cash equity with no dilution to existing shareholders. This is achieved through a dramatic reduction in the ratio of net indebtedness to proved reserve values from 27% to 21% or a reduction from 23% to 18% in the corresponding ratio as measured against proved plus probable reserves.

•	A reduction in current production levels of approximately 2,660 mcf of gas per day (443 boepd).
Duncan Moodie, the Company’s CFO stated “This asset sale has reduced our debt leverage and at the same time increased both our financial strength and flexibility.”
“The Juniper property was substantially developed and it was an appropriate time to monetize this asset. With the completion of the sale, we will be able to further concentrate our capital and attention on the continuation of our successful drilling operations in the Hunton dewatering resource play” added John Melton, President and CEO.
About Petroflow Energy Ltd.
Petroflow Energy Ltd. is an independent oil and natural gas company engaged in exploration, development and production of hydrocarbon reserves primarily in the midcontinent region. Additional information about Petroflow Energy can be found at the Company’s website: http://www.petroflowenergy.com

Forward-Looking Statements
This news release contains statements about oil and gas production and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
For further information, please contact:
Macam Investor Relations
Cameron MacDonald, President & CEO
Office (403) 695-1006
Toll Free (866) 264-0743
- or -
John Melton, President & CEO
(504) 453-2926
Duncan Moodie, CFO
(403) 539-4311
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this new release.